

November 18, 2011

<u>Via E-mail</u>
Mr. Martin H. Singer
Chief Executive Officer
PCTEL, Inc.
471 Brighton Drive,
Bloomingdale, IL 60108

  Re: PCTEL, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed March 16, 2011

    Form 10-Q for the Quarterly Period Ended March 31, 2011
    Filed May 10, 2011
    File No. 000-27115

Dear Mr. Singer:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Carlos Pacho for

      Larry Spirgel
      Assistant Director

cc: <u>Via Email to</u>
  Mr. John Schoen
  Chief Financial Officer